July 31, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp. — File. No. 814-01211
Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Great Elm Capital Corp. (the “Corporation”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:

1.
a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors of the Corporation approving the amount, type, form and coverage of the fidelity bond covering the Corporation (the “Fidelity Bond”) and a statement as to the period for which premiums have been paid; and
2.
a copy of the Fidelity Bond, which includes a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (617) 375-3006.

Very truly yours,

GREAT ELM CAPITAL CORP.

/s/ Adam Kleinman
Adam Kleinman
Secretary

Enclosures

CERTIFICATE OF SECRETARY

The undersigned, being the duly elected Secretary of Great Elm Capital Corp., a Maryland corporation (the “Corporation”), hereby certifies that the following resolutions were adopted by the board of directors of the Corporation (the “Board”) on July 22, 2025.

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder require a business development company, such as the Corporation, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Corporation against larceny and embezzlement, covering each officer and employee of the Corporation who may singly, or jointly with others, have access to the securities or funds of the Corporation, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 under the 1940 Act specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Corporation as the only insured (a “single insured bond”), or (iii) a bond which names the Corporation and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1 under the 1940 Act; and

WHEREAS, Rule 17g-1 under the 1940 Act requires that a majority of the Non-Interested Directors, approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Corporation to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Corporation, and pursuant to factors contained in Rule 17g-1 under the 1940 Act, which are described in the accompanying memorandum attached hereto; and

WHEREAS, under Rule 17g-1 under the 1940 Act, the Corporation is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Corporation to which officers or employees of the Corporation may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Corporation, the accounting procedures and controls of the Corporation, the nature and method of conducting the operations of the Corporation and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Non-Interested Directors, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the “Fidelity Bond”), covering the officers and employees of the Corporation and insuring the Corporation against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Federal Insurance, having an aggregate coverage of $750,000 are fair and reasonable and the Fidelity Bond be, and hereby is, approved by the Board, including a majority of the Non-Interested Directors; and

FURTHER RESOLVED, that the Board, including a majority of the Non-Interested Directors, hereby: (i) authorizes the Corporation to pay the total annual premium of $1,586 applicable to the Fidelity Bond in an amount equal to $750,000, determined based on the relative net assets of the Corporation as of a date reasonably selected by the Authorized Officers; and (ii) determines that the premium to be paid by the Corporation is fair and reasonable, taking all relevant factors into consideration including, but not limited to, the amount of the fidelity coverage and the amount of the premium for such bond; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Corporation, to provide and maintain the Fidelity Bond on behalf of the Corporation; and

FURTHER RESOLVED, that the Chief Compliance Officer be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC.

IN WITNESS WHEREOF, the undersigned, in his official capacity, has executed and delivered this Certificate of the Secretary.

Dated: July 31, 2025	GREAT ELM CAPITAL CORP.

	By:	/s/ Adam Kleinman
	Name:	Adam Kleinman
	Title:	Secretary

Investment Company Bond
Declarations

BOND NO. 106621525

Travelers Casualty and Surety Company of America

Hartford, Connecticut

(A Stock Insurance Company, herein called the Company)

ITEM 1

INSURED:

GREAT ELM CAPITAL CORP. Principal Address: 800 SOUTH ST STE 230 WALTHAM, MA 02453-1445 (hereinafter, “Insured”)

ITEM 2

POLICY PERIOD:

	Inception Date: July 31, 2025	Expiration Date: July 31, 2026
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3

ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

	Email:	BSIclaims@travelers.com
	Fax:	1-888-460-6622

	Mail:	Travelers Bond & Specialty Insurance Claim
P.O. Box 2989
Hartford, CT 06104-2989

Overnight Mail:	Travelers Bond & Specialty Insurance Claim
One Tower Square, MN06
Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4

If “Not Covered” is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

	SINGLE LOSS	SINGLE LOSS
INSURING AGREEMENT	LIMIT OF	DEDUCTIBLE
	INSURANCE	AMOUNT

A. FIDELITY
Coverage A.1. Larceny or Embezzlement	$750,000	$0
Coverage A.2. Restoration Expenses	$750,000	$10,000

B. ON PREMISES	$750,000	$10,000

C. IN TRANSIT	$750,000	$10,000

D. FORGERY OR ALTERATION	$750,000	$10,000

E. SECURITIES	$750,000	$10,000

F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$750,000	$10,000

G. CLAIM EXPENSE	$25,000	$5,000

H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$25,000	$5,000

I. COMPUTER SYSTEMS
Coverage I.1. Computer Fraud	$750,000	$10,000
Coverage I.2. Fraudulent Instructions	$750,000	$10,000
Coverage I.3. Restoration Expense	$750,000	$10,000

J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

ITEM 5

PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6

DISCOVERY PERIOD:

	Additional Premium Percentage:	100% of the annualized premium

	Additional Months:	12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7

FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

IVBB-16001-0116; IVBB-19003-0116; IVBB-19010-0116; IVBB-19044-0518; IVBB-19045-0319; IVBB-19038-0422

PRODUCER INFORMATION:

WTW NORTHEAST INC 200 LIBERTY ST NEW YORK, NY 10281

Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.

President	Corporate Secretary